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                             [JONES DAY LETTERHEAD]


002371:ale 2161164
025090-060006                            November 10, 2004

VIA EDGAR AND FEDERAL EXPRESS

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
Office of Mergers and Acquisitions
U.S. Securities & Exchange Commission
Division of Corporation Finance
AD No. 5, Mail Stop 0305, Room 3106
450 Fifth Street, N.W.
Washington, D.C.  20549

                            RE: EDELBROCK CORPORATION

   AMENDMENT NO. 3 TO SCHEDULE 13E-3   REVISED PRELIMINARY PROXY ON SCHEDULE 14A
   FILED NOVEMBER 1, 2004              FILED NOVEMBER 1, 2004
   FILE NO. 5-53153                    FILE NO. 0-24802

Dear Mr. Panos and Ms. Losert:

        On behalf of Edelbrock Corporation ("Edelbrock") and in response to the comments of the Staff of the Securities and Exchange Commission ("SEC") set forth in the SEC's letter dated November 3, 2004, we are electronically transmitting conformed copies of Edelbrock's revised Preliminary Proxy Statement (the "Revised Preliminary Proxy Statement") and Amendment No. 4 to the Schedule 13E-3 (the "Amended 13E-3"), and we will also send one clean copy and three hard copies marked to show changes from the revised Preliminary Proxy Statement and Amendment No. 3 to the Schedule 13E-3 filed with the SEC on November 1, 2004. For your convenience, the text of the Staff's comments has been included in this letter.

SCHEDULE 13E-3

        COMMENT 1. Advise us on what consideration you gave to filing any reports submitted by Kerlin Capital to the special committee based on Kerlin Capital's discussions with the California Investment Fund. See Item 1015 of Regulation M-A.


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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 2


        Response: Kerlin Capital did not submit a written report, opinion or appraisal to the special committee as a result of their discussions with the California Investment Fund ("CIF"). Therefore, there are no additional items in this regard to file with the Schedule 13E-3.

Preliminary Proxy Materials

Letter to Shareholders

        COMMENT 2. Prominently disclose Mr. Edelbrock's rejection of the California Investment Fund expression of interest in commencing discussions to acquire all outstanding shares of Edelbrock for a per share price in the range $19.00 to $19.50. Also, indicate Kerlin Capital's role in advising the special committee that its fairness opinion remained operative. Provide a cross-reference to more detailed disclosure in the proxy.

        Response: The CIF letter had indicated that it was a "starting point for discussions" and that "any final price will need to be adjusted based on current market conditions and thorough underwriting [sic] of" Edelbrock. Supplementally, we are providing under separate cover a copy of CIF's indication of interest for the Staff's information. We have revised the Preliminary Proxy Statement on page 28 to more fully reflect the special committee's understanding of, and actions with respect to the CIF letter, as is discussed more fully in the response to comment 5 below. The special committee determined that CIF's indication of interest was not a bona fide offer. As such, the CIF letter did not affect Kerlin Capital's, or the special committee's, analysis done to date with respect to the fairness of the proposed transaction. Based on these facts and circumstances the parties did not deem further disclosure with respect to the CIF letter to be helpful to the understanding of the transaction for the unaffiliated public stockholders. Further, to put disclosure of the CIF letter in a position of prominence would, in fact, focus undue attention on the letter, which letter resulted in no material impact to the proposed transaction.

Special Factors, page 19

        COMMENT 3. We note your amended disclosure on page 28. Given that CIF initially expressed an interest in commencing discussions regarding an acquisition of all outstanding shares of Edelbrock, explain why, after a telephone conversation between Kerlin and CIF, CIF later indicated that it contemplated establishing a control position in Edelbrock.

        Response: As disclosed on page 28 of the Revised Preliminary Proxy Statement, CIF's letter expressed an interest in acquiring all of the outstanding shares of Edelbrock. During the telephone conversation between Kerlin Capital and CIF, CIF made explicit in these discussions that it was only interested in acquiring a controlling position, i.e., a majority interest, in Edelbrock. Mr. Edelbrock had stated he was not interested in selling his shares of stock,


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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 3


constituting a majority interest in Edelbrock, or any portion thereof. Accordingly, CIF renounced its indication of interest, confirming it was not interested in pursuing a transaction that would not result in the acquisition of a controlling position in Edelbrock.

        COMMENT 4. Explain the steps taken by Kerlin Capital and the special committee until CIF indicated that it intended to withdraw the indication of interest. For example, disclose whether or not the special committee sought to have Mr. Edelbrock sell his shares to a third party.

        Response: On October 14, 2004, Mr. Edelbrock received the letter from CIF. Mr. Edelbrock forwarded the letter to Edelbrock, the board of directors, the special committee and Kerlin Capital on that same day. After an initial review of the letter, the special committee directed Kerlin Capital to contact Mr. Edelbrock and CIF with regard to the letter. Later that day, Kerlin Capital discussed the indication of interest with Mr. Edelbrock, who reconfirmed his stated position that his shares were not for sale. Also on that same day, Kerlin Capital discussed the indication of interest with CIF, which confirmed it was only interested in acquiring a controlling interest in Edelbrock and accordingly renounced its indication of interest and declined to engage in discussions regarding an acquisition of a minority position. We have revised the Preliminary Proxy Statement to clarify this chain of events. See page 28 of the Revised Preliminary Proxy.

        COMMENT 5. Based on CIF's intention to withdraw its indication of interest when it learned of Mr. Edelbrock's refusal to sell his shares, explain why the special committee even considered that CIF had not performed any due diligence inquiry or other procedures relating to Edelbrock. For example, disclose, if true, that the special committee would have been required to withdraw its recommendation had it learned CIF performed due diligence or that CIF's offer was firm or fully financed.

        Response: Under the terms of the merger agreement, the special committee can change its recommendation of the merger, which will cause the merger agreement to terminate in certain circumstances, including if such recommendation is made following receipt of a superior proposal (as defined in the merger agreement). In order for an acquisition proposal (as defined in the merger agreement) to constitute a superior proposal, it must be a bona fide proposal. In this situation, CIF's indication of interest was determined not to be a bona fide offer by the special committee. First, there was no firm price, which the special committee viewed as an essential element of a bona fide offer. The CIF letter had indicated that it was a mere "starting point for discussions" and that "any final price will need to be adjusted based on current market conditions and thorough underwriting [sic] of" Edelbrock. The fact that CIF had not performed any due diligence or otherwise had meaningful contact with the management of Edelbrock confirmed the special committee's view that there was no assurance that the price adjustment


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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 4


mentioned in CIF's letter would be insignificant. Second, the CIF indication of interest was explicitly made conditional on an impossibility -- that an acquisition of Edelbrock was "reasonably likely to be consummated" on those contingent terms set forth in the letter at a time when the initial filing of the proxy statement had already made public the fact that Mr. Edelbrock was not interested in selling his shares. We have revised the Preliminary Proxy Statement on page 28 to more fully reflect the special committee's views on these points.

        In response to the Staff's comment, under certain circumstances the special committee's fiduciary duties might require it to change its recommendation. These circumstances are in part reflected in the terms of the merger agreement. However, the special committee has not considered any circumstances other than those presented to it and therefore is not in a position to theorize on other possible factual circumstances that might arise.

        COMMENT 6. Explain the efficacy of the special committee's authority to effectively terminate the merger given Mr. Edelbrock's power to reject all offers, regardless of the terms of consideration offered by interested third party offerors.

        Response: The special committee's ability to change its recommendation, which will cause the merger agreement to terminate, is not dependent upon Mr. Edelbrock's willingness to accept an alternative offer. For example, if a superior proposal (as defined in the merger agreement) open to the acquisition of less than a majority of Edelbrock's outstanding shares was received by Edelbrock, the special committee could determine that its fiduciary duties required it to change its recommendation.

        COMMENT 7. Advise us, with a view toward corrective disclosure, why the special committee has not been identified as a filing person on Schedule 13E-3 given its authorization to terminate the merger agreement.

        Response: The members of the special committee have not been identified as filing persons because to be required to file they would have to constitute, individually or collectively, an "affiliate engaging in a Rule 13e-3 transaction" under Rule 13e-3 (d) and (e). In fact, the members of the special committee are demonstrably not affiliates of Edelbrock, and they are not engaging in the Rule 13e-3 transaction. We will address each of these points in turn.

        A. The Special Committee Is Not An "Affiliate" Of The Company.

        Before considering the members of the special committee, we need to carefully delineate the difference between the committee and its members. The comment inquires as to why the "special committee" has not been identified as a filing person. An "affiliate" of an issuer as the term is defined in Rule 13e-3
(a)(1) is, first and foremost, a "person". The special committee is


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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 5


not a legal person or entity. It was established by and its powers are delegated from Edelbrock's board of directors pursuant to Section 141 of the Delaware General Corporation Law. Under general corporate law, the special committee and the board of directors are the legally established organs through which the company acts. Given the long standing existence of this jurisprudence as the context in which Rule 13e-3 was adopted by the Commission and in the absence of some express determination to the contrary, there is no basis for treating a board of directors (or a special committee of the board of directors) as an entity separate from the company when taking action on the company's behalf and consistent with the directors' fiduciary duties prescribed by the state law.

        Turning to the question whether the three special committee members as individuals should be filing persons, the question under Rule 13e-3 (a)(1) is whether any of these individuals can be deemed to "control" Edelbrock. In this regard, the three members of the special committee are independent of each other as well as independent of and unaffiliated with Edelbrock and/or its sole controlling person, Mr. Edelbrock. This was the criterion by which they were qualified to serve as special committee members. Moreover, the members of the special committee do not constitute a "group" under the applicable securities laws and related interpretations. A group, by definition, is composed of persons who "act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer" under Rule 13d-5. There is no such agreement, arrangement or understanding among or between any of the members of the special committee. Further, the special committee members will not own any equity interest in the surviving company following the merger, and their aggregate equity interest in the company is presently less than 0.3%. If viewed correctly as individual members, no member of this three-person special committee has the power to control any decision under the merger agreement or other decision or action made by Edelbrock. Therefore, none of the special committee members is an affiliate.

        Exploring the implications of viewing the special committee as a "person" illustrates the problems presented by viewing the special committee as an entity independent of its members. For example, if a board of directors (which concededly controls a corporation if viewed as an independent entity) has members that have collectively acquired more than 5% of a public company's stock -- which would apply to a sizeable portion of public company boards -- it would be required to file a Schedule 13D. Further, we believe that an interpretation that would would require the special committee members to be filing persons in the Edelbrock transaction necessarily implies that in every going-private transaction as to which the board of directors retains the power to control the company's actions with respect to the transaction the board would be required to be party to the Schedule 13E-3.

        In fact, the case for having the board of directors of companies engaged in Rule 13e-3 transactions file Schedules 13E-3 would be stronger than for aspecial committee of this same


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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 6


board established as a result of the transaction for two reasons. First, a board of directors is likely to include members of executive management and shareholder representatives who are deemed to engage in the Rule 13e-3 transaction as a result of the economic benefits they will receive from the transaction, whereas special committee members are selected specifically for the absence of any such conflicting interest. Second, if a board of directors is viewed (we believe incorrectly) as an entity, given its statutory responsibility for conducting the business and operations of the company under state law, there is a stronger argument to deem a board of directors an affiliate of the company than a special committee, which has only limited powers delegated by the board of directors. The special committee of Edelbrock has only one decision to make under restricted circumstances specifically delegated by the board of directors where the principal consequences that may follow are those of predetermined contractual terms. This decision is typically made by a special committee or the board of directors. If this was sufficient to require a special committee to be a filing person, then a board of directors or a special committee would be a filing person in every going private transaction. However, we have not been able to find any examples of a Schedule 13E-3 filed by a board of directors or a special committee. The addition of the special committee of the Edelbrock board of directors to the Schedule 13E-3would we believe be the first step toward a fundamental revamping of the regulatory structure for going-private transactions that, even if appropriate, should be done only in the context of a rulemaking process.

        Furthermore, if the special committee of the Edelbrock board of directors were viewed (we believe incorrectly) as a single person, it would still not constitute an "affiliate" under applicable securities laws and related interpretations because its authority under the merger agreement cannot constitute "control" over Edelbrock. The only relevant authority the special committee has is to withdraw its recommendation of the pending transaction. This effects a termination of the merger agreement, but that is not under the special committee's authority, but rather under the preexisting terms of the merger agreement approved by the board of directors of Edelbrock. While the special committee has the responsibility to make an important decision, this decision is so isolated that it cannot constitute "control" of the issuer generally or with respect to the proposed transaction, a required element under the definition of "affiliate" in Rule 13e-3(a)(1), as well as under relevant interpretations and guidelines made available by the Staff. "Control" means the power to direct or cause the direction of the management or policies under Rule 12b-2. The power to make a specific decision in a specific circumstance does not rise to the level of "control." Consider the case where a company is to be acquired in an arms-length transaction by a significant supplier or customer that is in a position to cancel a material contract. If the power to make a significant decision affecting the issuer, regardless of economic interest, constitutes control, that unrelated buyer would have to file a Schedule 13E-3. Clearly, the common understanding and filing practices that have developed in securities practice over many years would not view such a transaction as a transaction subject to Rule 13e-3.


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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 7


        As clearly stated in interpretative release No. 34-17719, the policy furthered by Rule 13e-3 is to regulate self-dealing "going private" transactions undertaken by corporate insiders which may harm public equity holders. The question of whether an affiliate relationship exists therefore calls for a factual inquiry into whether the relationship involves the potential for abuse and overreaching which Rule 13e-3 is intended to alleviate. Here, as a result of the potential conflicts, the board of directors of Edelbrock concluded that the formation of a special committee was necessary to evaluate and negotiate the merger and, if appropriate, recommend the adoption of the merger agreement and approval of the merger. The special committee consists of independent directors who are not officers or employees of the company and who will not be officers or employees of the surviving company following the merger. The purpose of establishing the special committee is precisely to prevent the potential for abuse and overreaching and to protect the public stockholders.

        B. The Special Committee Is Not "Engaging in a Rule 13e-3 Transaction."

        The phrase, "engaging in a Rule 13e-3 transaction" is intended to include promoters, participants in and affiliates who stand on both the "buy side" and the "sell side" of a transaction, as is made clear by the definition of a Rule 13e-3 transaction as including a "purchase of any equity security by the issuer of such security or by an affiliate of such issuer." As discussed above, the special committee members were selected because of their complete lack of economic interest on the buy side of the transaction. In fact, whether viewed in terms of their members or as an entirety, special committees are established in Rule 13e-3 transactions are formed precisely to establish a negotiating authority with a mandate to represent solely the interests of nonaffiliated shareholders.

        In the Current Issues and Rulemaking Projects guidelines published by the Division of Corporate Finance of the Commission in 2000, the Staff has taken the position that members of senior management of an issuer that is going private are required to file a Schedule 13E-3 where the transaction will be effected through merger of the issuer into the purchaser or its subsidiary, even though such management's involvement in the issuer's negotiations with the purchaser is limited to the terms of such manager's further employment and the issuer's board of directors appointed a special committee of outside directors to negotiate all other terms of the transaction. However, the Staff did not take the position that a special committee formed for such purpose would need to file a Schedule 13E-3. An important aspect of the Staff's analysis was the fact that the issuer's management ultimately will hold a material amount of the surviving company's outstanding equity securities, occupy seats on the board of directors of the company in addition to senior management positions and otherwise be in a position to "control" the surviving company. In contrast, the members of the special committee of Edelbrock will not hold any equity interest in or have any control (management or otherwise) of Edelbrock as the surviving company in the merger.

                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 8


        As a matter of fact, the absence of arms-length negotiations which is characteristic of going private transactions requires the establishment of special committees to protect the interests of unaffiliated security holders. Interpretative release No. 34-17719 clearly points out that one of the factors in determining the fairness of a Rule 13e-3 transaction is whether the transaction was approved by a majority of the non-employee directors of the company.

        As a policy matter, the position that the special committee is a mandatory filing person is extremely troubling. Viewed narrowly, adopting the Staff's position in this matter would, at a minimum, establish a precedent deterring special committees from aggressively seeking termination provisions like the provision at issue in the proposed transaction -- a provision obtained in negotiations with the majority stockholder as a protection for the unaffiliated stockholders. Such a precedent is at odds with the intent underlying Rule 13e-3 as well as the spirit of applicable Delaware corporate law. More broadly, if members of a special committee -- or board of directors, as would be implied -- should become filing persons personally liable on a
Schedule 13E-3 merely by virtue of having the responsibility to make a significant corporate decision, the Commission should consider the additional deterrent effect that would add to the already substantial burdens of service on a special committee. Unlike the actual buyer, the special committee members have no economic upside potential from the transaction. With nothing to compensate them for taking on personal liability for the transaction statement filed with the Commission, there is an asymmetry of risk and reward that presents a concern for any individual making a decision either to serve, or to continue serving, on a special committee. On the other hand, the addition of special committee members as filing persons would add no meaningful information to the disclosure provided to stockholders.

        As the above illustrates that, in our view, the plain meaning of Rule 13e-3, the intent underlying the regulation, the course of years of securities practice, the important policies behind the structure regulating going-private practice, the state corporate law provisions and the economic reality of the transaction all consistently support the reading that the members of this special committee are not required to file a Schedule 13E-3 in this transaction. Again, we believe such a fundamental change in principles should not be considered outside of the rulemaking context.

        COMMENT 8. Explain whether the basis for Kerlin Capital's decision to deem its fairness opinion operative was based on CIF's intention to withdraw its indication of interest.

        Response: Kerlin Capital's position that its fairness opinion remained operative was based on all known facts and circumstances as of that date. This included (a) CIF's indication of interest, and, in particular, the uncertainty regarding price, its highly contingent nature, and the practical impossibility of consummation giving Mr. Edelbrock's position, (b) Kerlin Capital's discussions with CIF and (c) the withdrawal of that indication of interest. Based on the above,


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                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 9


Kerlin Capital believed that the analysis leading to its fairness opinion was essentially unaltered by the circumstances surrounding CIF's indication of interest. Further, the fact that CIF's interest in moving forward was explicitly made conditional on an impossibility -- that the transaction was "reasonably likely to be consummated;" the fact that CIF had indicated that its indication was a mere "starting point" and that the price would in fact be adjusted without indication of magnitude; and the fact that no due diligence had been performed and CIF had not had meaningful contact with the management of Edelbrock. We have revised the Preliminary Proxy Statement on page 28 to more fully reflect these points.

        COMMENT 9. We note your response to our prior comment no. 3, but have the following comment. Given Mr. Edelbrock's dual role as director and controlling shareholder of Edelbrock, revise the disclosure to address how Mr. Edelbrock's refusal to sell his shares to a third party is consistent with his fiduciary duties to the unaffiliated security holders as director Edelbrock Corporation.

        Response: Consistent with principles of full disclosure, the transaction parties have endeavored to include all information relevant to a stockholder's evaluation of the conduct of the various parties involved in the proposed transaction. However, the parties believe that evaluating that conduct is within the purview of the stockholders. The filing persons are not properly situated to take a position on their own compliance with the fiduciary duty requirements of Delaware law. In our experience, such a determination and related disclosure has not been required or suggested in comparable transactions. Further, we do not believe the adoption by these filing persons of a position on their compliance with law is a required or appropriate disclosure and could be misleading to readers.

Presentations by Banc of America Securities to Mr. Edelbrock, page 49

Analysis of implied transaction statistics at various illustrative purchase prices, page 50

        COMMENT 10. Explain why the premium to the closing share price was capped at 30% in the analysis.

        Response: The premiums to the closing share price used in the analysis of implied transaction statistics were not capped by either Banc of America Securities or Mr. Edelbrock in connection with the analysis performed by Banc of America Securities. The range of premiums used by Banc of America Securities was selected by Banc of America Securities solely for illustrative purposes. Banc of America Securities did not, and the premiums used in the analysis were not intended to, indicate an appropriate premium or purchase price to be paid in the proposed transaction or the fairness of any premium or purchase price in the proposed transaction.

                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 10


CLOSING COMMENTS

        Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable form the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

        Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.

                                                                       JONES DAY

Nicholas Panos, Esq. - Special Counsel
Johanna Vega Losert, Esq. - Attorney-Advisor
November 10, 2004
Page 11


        Response: We believe we have revised the Preliminary Proxy Statement and
Schedule 13E-3 in accordance with the Staff's comments. If you have any questions regarding the revised filings, please do not hesitate to contact me at
(213) 243-2521, or by facsimile at (213) 243-2539.

                                               Sincerely,

                                               /s/ Esme C. Smith

                                               Esme C. Smith


cc:     Mr. Jeffrey L. Thompson
        Mr. Aristedes T. Feles
        Mr. William K. Doyle
        Mr. Benjamin C. Sexton
        Mr. Craig L. Lawson
        Robert T. Clarkson, Esq.
        Sean M. McAvoy, Esq.
        John W. Edwards, II, Esq.
        David A. Hatch, Esq.
        Samuel A. Nolen, Esq.
        Marc L. Brown, Esq.
        Michael V. Gisser, Esq.
        John R. Light, Esq.
        Ann H. Woo, Esq.